UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2019 Vesting

On 3 May 2016, the Company made a grant of performance-related restricted shares to members of the Pearson Executive under the shareholder approved LTIP which vested on 3 May 2019. Under the terms of the LTIP, the shares released to participants on 3 May 2019 are based on Pearson's performance over the three-year period from 2016 to 2018 and the share price on 31 December 2018 and continued employment throughout the period to the vesting date. Further, the participants are required to retain the shares released (after any sales to discharge tax liabilities) for a two-year holding period following vesting.

The following table sets out the number of shares released to Persons Discharging Managerial Responsibility (PDMR) on 3 May 2019 and notified to the Company on 7 May 2019. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released.  The shares set out in the fourth column below were sold on 3 May 2019 at the price shown in the fifth column below and with the number set out in the sixth column below being retained by the PDMR (either as ordinary shares or ADRs, as indicated in that column).

Name of Director / PDMR	Title	Shares Released	Shares sold to discharge tax liabilities	Sale price per share (£)	Shares / ADRs Retained
Tim Bozik	President Global Product	78,634	32,630	£8.137	46,004 ADRs
Rod Bristow	President UK & Core Markets	78,634	37,088	£8.137	41,546 shares
John Fallon	Chief Executive Officer	132,589	62,536	£8.137	70,053 shares
Giovanni Giovannelli	President Growth Markets	78,634	38,777	£8.137	39,857 shares
Albert Hitchcock	Chief Technology & Operations Officer	87,371	41,209	£8.137	46,162 shares
Bob Whelan	President Pearson Assessments	78,634	37,365	£8.137	41,269 ADRs
Coram Williams	Chief Financial Officer	76,854	22,367	£8.137	54,487 shares

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Bozik
2	Reason for the notification
a)	Position/status	President Global Product
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081		American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities	Allotment of remaining shares to ADRs following release of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Volume: 78,634 Price : n/a	Volume: 32,630 Price: £8.137 per share Aggregated price: £265,510.31	Volume: 46,004 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rod Bristow
2	Reason for the notification
a)	Position/status	President UK & Core Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 78,634 Price : n/a	Volume: 37,088 Price: £8.137 per share Aggregated price: £301,785.06
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Fallon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 132,589 Price : n/a	Volume: 62,536 Price: £8.137 per share Aggregated price: £508,855.43
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President Growth Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 78,634 Price : n/a	Volume: 38,777 Price: £8.137 per share Aggregated price: £315,528.45
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology & Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 87,371 Price : n/a	Volume: 41,209 Price: £8.137 per share Aggregated price: £335.317.63
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bob Whelan
2	Reason for the notification
a)	Position/status	President Pearson Assessments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081		American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities	Allotment of remaining shares to ADRs following release of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Volume: 78,634 Price : n/a	Volume: 37,365 Price: £8.137 per share Aggregated price: £304,039.01	Volume: 41,269 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Coram Williams
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 76,854 Price : n/a	Volume: 22,367 Price: £8.137 per share Aggregated price: £182,000.28
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 09 May 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary